                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

                                (AMENDMENT NO. 4)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                (FINAL AMENDMENT)
                                       AND
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)

                       Angeles Income Properties, Ltd. II
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer))

                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                         Angeles Realty Corporation II
                             AIMCO Properties, L.P.
--------------------------------------------------------------------------------
                      (Names of Filing Persons - Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                     4582 Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
--------------------------------------------------------------------------------
            (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                            Amount of filing fee
----------------------                            --------------------
$3,168,423.50                                           $ 256.33


* For purposes of calculating the fee only. This amount assumes the purchase of 38,050 units of limited partnership interest of the subject partnership for $83.27 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $256.33             Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed:   November 14, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO PROPERTIES, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
      84-1275721

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      WC

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            64,235 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            64,235 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,235 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 64.36%

14.   TYPE OF REPORTING PERSON
      PN

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO-GP, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            64,235 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            64,235 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,235 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 64.36%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
      84-1259577

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            64,235 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            64,235 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,235 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 64.36%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  INSIGNIA PROPERTIES, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5. (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            9,854 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            9,854 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,854 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 9.87%

14.   TYPE OF REPORTING PERSON
      PN

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO/IPT, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))    [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            9,854 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            9,854 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,854 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 9.87%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  COOPER RIVER PROPERTIES, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5. (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e))
                                                                        [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            5,864 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            5,864 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,864 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 5.88%

14.   TYPE OF REPORTING PERSON
      OO

1.    NAME OF REPORTING PERSONS:  BROAD RIVER PROPERTIES, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e))             [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            8,908 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            8,908 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,908 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 8.92%

14.   TYPE OF REPORTING PERSON

        AMENDMENT NO. 4 TO SCHEDULE TO/AMENDMENT NO. 22 TO SCHEDULE 13D


         This Statement constitutes (a) Amendment No. 4 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company and Angeles Realty Corporation II relating to the offer by AIMCO Properties, L.P., to purchase units of limited partnership interest ("Units") of Angeles Income Properties, Ltd. II, a California limited partnership (the "Partnership"), at a price of $83.27 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 14, 2003, and in the related Letter of Transmittal (which, together with the Revised Litigation Settlement Offer and any additional supplements or amendments, collectively constitute the "Offer"); and (b) Amendment No. 22 to the Schedule 13D filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, Insignia Properties, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Broad River Properties, L.L.C. (the "Schedule 13D"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      At midnight, New York City time, on December 30, 2003, the offer expired pursuant to its terms. A total of 2,481 units, representing approximately 2.49% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of those units.

                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  January 9, 2004
                                        AIMCO PROPERTIES, L.P.

                                        By:   AIMCO-GP, INC.
                                              Its General Partner


                                        By:   /s/ Patrick J. Foye
                                              -------------------------------
                                              Patrick J. Foye
                                              Executive Vice President

                                        AIMCO-GP, INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        ANGELES REALTY CORPORATION II


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President




                                        INSIGNIA PROPERTIES, L.P.

                                        By:   AIMCO/IPT INC.
                                              Its General Partner

                                        By:  /s/ Patrick J. Foye
                                             ------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        AIMCO/IPT INC.


                                        By:  /s/ Patrick J. Foye
                                             ------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        COOPER RIVER PROPERTIES, L.L.C.


                                        By:  /s/ Patrick J. Foye
                                             ------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        BROAD RIVER PROPERTIES, L.L.C.


                                        By:  /s/ Patrick J. Foye
                                             ------------------------
                                             Patrick J. Foye
                                             Executive Vice President